PRESS RELEASE

Banro Closes US$40 Million Financing

Toronto, Canada – February 28, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that it has closed its previously announced US$40 million financing involving the issue of convertible preferred shares to investment funds managed by Gramercy Funds Management LLC by way of a non-brokered private placement (the "Private Placement").

“This financing is intended to address and resolve near-term liquidity constraints that Banro has experienced during the completion of the Twangiza Mine expansion project and the development of the Namoya Mine,” stated CEO Dr. John Clarke. “Further, this was completed with the minimum of dilution for the benefit of all our stakeholders,” he added.

The upgrades to the Twangiza processing facilities are well advanced and the Namoya Mine is nearing completion. The closing of this financing will allow Banro management to focus on optimizing its combined operations and to continue to reduce operating costs. Key application of the funds will centre on commencing a systematic reduction in accounts payable. The Company has negotiated payment plans with a number of its major suppliers in order to amortize the outstanding accounts payable over a period of up to six months. The objective is to ensure that currently outstanding accounts payable are reduced during fiscal 2014 to a level equivalent to one and one-half month of production costs for each mine. The Company continues to engage with the DRC banks with which it currently has debt facilities outstanding to ensure continued support as demonstrated over the past few years.

The Company also intends to establish a six month put option arrangement on 50% of its expected production to protect the Company’s cash flows during the Namoya ramp up period.

The cumulative benefits of the efficiencies introduced into operations from the second quarter of 2013 and the achievement of commercial production at Namoya by the end of the second quarter of 2014 are expected to result in both the Twangiza Mine and the Namoya Mine being able to achieve their planned 9,000 to 10,000 ounces per month gold production forecasts from the third quarter of 2014 onwards, transforming Banro into a plus 225,000 ounce per year producer with cash costs in the range of US$700 to US$800 per ounce and all-in sustaining costs of US$850 to US$950 per ounce anticipated for 2014.

The convertible preferred shares issued under the Private Placement, which were issued through two Banro subsidiaries, will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525,000 common shares of Banro at a strike price of US$0.7204 per common share.

These securities have not been registered under the United States Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to or for the account or benefit of US persons (as defined in Regulation S under the US Securities Act) unless an exemption from registration is available.

Gramercy Funds Management LLC is a US$4 billion dedicated emerging markets investment manager based in Greenwich, CT with offices in London, Hong Kong, Singapore, Mexico City, Buenos Aires and Silicon Valley. The firm, founded in 1998, seeks to generate superior risk-adjusted returns through a comprehensive approach to emerging markets supported by a transparent and robust institutional platform. Gramercy invests through both alternative and long-only strategies across all asset classes (sovereign USD and local currency debt, investment grade and high yield corporate debt, distressed debt, equity, private equity and special situations).   www.gramercy.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”).

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production, cash costs and sustaining costs, statements regarding the completion of the expansion at the Twangiza gold mine and the completion of the Namoya gold mine and statements regarding arrangements being made with creditors and DRC banks and proposed put option arrangements and the expected effect thereof) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainty that the Company can successfully negotiate arrangements with creditors and DRC banks and the proposed put options for production and the need for continued cooperation of the other parties to these arrangements; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.